UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

4, rue Lou Hemmer, L-1748 Luxembourg Findel
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: March 9, 2020.
By: /s/ Carlos López-Abadía Name: Carlos López-Abadía Title: Chief Executive Officer By: /s/ Mauricio Montilha Name: Mauricio Montilha Title: Chief Financial Officer

March 04, 2020

Atento

Fiscal 2019
Fourth Quarter Results



Investor Relations
Shay Chor
shay.chor@atento.com

Fernando Schneider
fernando.schneider@atento.com

ATENTO

Disclaimer

This presentation has been prepared by Atento. The information contained in this presentation is for informational purposes only. The information contained in this presentation is not investment or financial product advice and is not intended to be used as the basis for making an investment decision. This presentation has been prepared without taking into account the investment objectives, financial situation or particular needs of any particular person.

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws, that are subject to risks and uncertainties. All statements other than statements of historical fact included in this presentation are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue“, the negative thereof and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. These forward-looking statements are based on assumptions that we have made in light of our industry experience and on our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you consider this presentation, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results and cause them to differ materially from those anticipated in the forward-looking statements. Other factors that could cause our results to differ from the information set forth herein are included in the reports that we file with the U.S. Securities and Exchange Commission. We refer you to those reports for additional detail, including the section entitled “Risk Factors” in our Annual Report on Form 20-F.

Because of these factors, we caution that you should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this presentation after the date of this presentation.

The historical and projected financial information in this presentation includes financial information that is not presented in accordance with International Financial Reporting Standards (“IFRS”). We refer to these measures as “non-GAAP financial measurers.” The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS.

Additional information about Atento can be found at www.atento.com.

Business Highlights & Strategic Overview

Carlos López-Abadía, CEO

ATENTO

Fourth Quarter Highlights

Transformation Plan continues gaining traction

- Strong Multisector growth at better margins
- Profitability improvements via operational excellence and transformational costs reductions

Sales momentum accelerated in fourth quarter

- 13.9% Multisector growth across regions YoY drove consolidated revenues 4.8% higher
- Born-digital and healthcare companies drove 6.3% growth in Brazil

EBITDA improving sequentially throughout the year and YoY in the second half of the year

- Positive trend reflecting better revenue mix and operational improvements initiatives

Better revenue mix and program returns should improve EBITDA margins in 2020

- Multisector revenue share of total sales up 370 bps to 64.7% for the year
- Brazil Q4 normalized Adj. EBITDA margin +50bps YoY and expecting +100bps in Adj. EBITDA margin following program returns
- Americas recovered 40 bps in normalized profitability in Q4

1.3 million shares repurchased in Q4 for $3.4 million

- New buyback program approved for the next 12 months, beginning in March 2020, with the total amount of $30 million

Our Three Horizon Plan

1 Improve profitability in existing operations

2 Accelerate exposure to services, verticals and geographies with higher growth & profitability



New Growth Avenues
(verticals/geographies)
Next Gen Services and Digital Acceleration
(value offer transformation)
Operational Improvements
(transforming the core)

Operational Improvements (transforming the core)

- Operational Excellence
- Sales Excellence
- SG&A & Expend Optimization
- Global Organization & Governance

Next Gen Services and Digital Acceleration (value offer transformation)

- High value voice
- Integrated multichannel
- Back office

New Growth Avenues (verticals/geographies)

- New verticals/vertical specific solutions
- Geographies expansion

Significant improvement in revenue growth and quality


Revenue - YoY Growth
2.0%
2.5%
3.0%
4.8%
Q1 2019
Q2 2019
Q3 2019
Q4 2019


Multisector Revenue - YoY Growth
4.6%
7.3%
9.4%
13.9%
Q1 2019
Q2 2019
Q3 2019
Q4 2019

- Strong Q4 revenue growth YoY
- Increased Q4 momentum vs. last quarters

- Diversification of our client portfolio mix towards higher growth segments
- Successful penetration in high growth industries like Born-Digital clients and Healthcare

ATENTO

A record sales year: 45% YoY growth with better profitability



Total Contract Value
+84%
$406
$747
2018
2019
Total Annual Value
+23%
$164
$202
2018
2019
New in-Year Revenue
+45%
$68
$99
2018
2019

Figures in USD MM @ Constant FX

EBITDA growth YoY on operational improvement initiatives getting traction


Run Rate EBITDA - YoY Growth
6.5%
3.3%
-0.7%
-30.7%
Q1 2019
Q2 2019
Q3 2019
Q4 2019

- Continued positive EBITDA trend:
  - Customer and service mix move to more profitable industries and services
  - Operational improvement initiatives, specially in H2
- Divestment from low margin businesses expected to benefit margins in 2020

ATENTO

Significant progress in Next Generation Services

Customer Type



Born Digital Customers
Traditional Customers

Selling to more attractive segments

- 1/3 of our sales in 2019 to Digital-born clients
- Higher growth and margin

Product Distribution



Next Generation Services
Traditional Services

Selling next generation services and digital

- Half of new in-year sales in Next Generation Services: high-value voice, integrated multichannel and back-office automation
- Global digital capabilities leveraging Brazil and EMEA assets: analytics, AI, CX, consulting, RPA.

Environmental, Social and Governance

Environmental Project Implemented in Brazil 2019 Achievements

- 6% reduction in water consumption
- Rainwater recycling capabilities in all new *sites*
- 60,000 common light bulbs replaced by LED
- 7% reduction in energy consumption
- 50% of energy deriving from renewable *sources*
- 70% reduction in paper towel usage by installing hand driers
- 1,000 tree seedlings donated to preserve *the Atlantic Forest*
- 100% e-waste reutilization/recycling

Employee Experience Taking care of our main asset

Human Value We promote diversity and equality	Gender: 64% female Generations: 46% Y Nationalities: 20+
Opportunities People are our differential value and their development is our growth	60% internal promotions 50+ employees participating of the Reskilling Program
Engagement Our employees trust and recommend us	81% engagement level 89% *“I would highly recommend Atento to a friend looking for a job”*

ATENTO

Closing messages

2019 was transition year, with 3 Horizons Plan gaining traction

- Strong sales performance driven by multisector, at better margins
- Record year in sales, with NIY revenues up 45% vs 2018
- Divestment from low margins businesses
- Operational Improvements in sales and operations showing results

Next Generation Services: continue to make significant progress on value-offering

- Global Digital capabilities based on Brazil and EMEA assets: Analytics, AI, CX consulting, RPA
- Accelerate further with born-digital and other fast-growing verticals
- Continue progress with Next Gen Services representing half of the new in-year revenue

Positive 2020 start, with better revenue mix and delivery of operational improvements

- Operational improvements savings growing momentum
- Expect improved EBITDA margin in 2020 as our transformation continues gaining traction

Financial Results Highlights

José Azevedo, CFO

ATENTO

Q4 and FY 2019 Results Highlights

US$ MM Except per share	Q4 2019	Q4 2018	CC Growth (%) (1)	FY 2019	FY 2018	CC Growth (%) (1)
P&L						
Revenue	417.2	421.8	4.8%	1,707.3	1,818.2	2.1%
EBITDA (2)	20.7	39.0	-41.1%	153.4	184.8	-9.9%
EBITDA Margin (%)	*5.0%*	*9.2%*	*-4.3 p.p.*	9.0%	10.2%	*-1.2 p.p.*
Net Income (4)	(29.6)	15.0	N.M	(80.7)	20.5	N.M
Recurring Net Income (2;3)	(13.5)	15.7	N.M	(23.9)	57.2	N.M
EPS (4)	($0.42)	$0.20	N.M	($1.11)	$0.28	N.M
Recurring EPS (2;3)	($0.19)	$0.21	N.M	($0.32)	$0.77	N.M
Cashflow, Debt and Leverage						
FCF Bef. Int. and Acq. (5)	44.2	45.2		52.7	88.8	
Cash and Cash Equivalents	124.7	133.5				
Net Debt (6)	595.9	326.2				
Net Leverage (x) (6)	3.9	1.8				

Q4 2019

- Revenue up 4.8% YoY fueled by multisector growth in all region.
  - Multisector up 13.9% YoY and 4.1% QoQ
  - TEF revenue down 12.3% YoY impacted by returned programs in Brazil and lower volumes in Peru, Chile and EMEA
- Q4 Reported EBITDA of $20.7 million includes (i) $17.9 million positive effect from IFRS 16, (ii) negative $11.6 million from extraordinary items related to transformation plan, and (iii) $30.9 million impairment charge in Argentina
  - Normalized EBITDA margin of 10.9%, -40bps YoY mainly due to lower volumes with Telefónica in Peru, Chile and EMEA
- Normalized EPS of $0.21, when adjusting for extraordinary items and impairment
- FCF of $41.0 million, reflecting improved working capital
  - Historical positive seasonality in the quarter
  - Collection recovery from a specific renegotiated contract, as noted on previous earnings call
- 1.3 million shares repurchased in Q4 for a total amount of $3.4 million

Full Year 2019

- Revenue growth of 2.1% within guidance
  - Multisector up 7.5%, representing 64.7% of total revenue (+370bps YoY)
  - TEF revenues down 6.4% reflecting lower volumes in Americas and programs returned in Brazil
- EBITDA margin of 10.8% (ex impairment in Argentina) 20 bps below guidance, mainly due to low profitability programs with telcos in 1H19 (returned in 2H19)
  - Normalized EBITDA of 9.1%, 100 bps below FY 2018, mainly reflecting lower volumes from Telefónica and the ramping up of new clients in Americas
  - Extraordinary Items amounted $29.7 million in FY 2019
- Normalized EPS of $0.22, when adjusting for extraordinary items and impairment
- FCF of -$9.6 million, impacted by extraordinary items and acquisitions
  - FCF before interest and acquisitions of $52.7 million
- Net debt of $408.0 million when excluding $187.9 million from IFRS 16, with Net leverage ratio(7) stable QoQ at 2.6x when excluding extraordinary items and impairment

ATENTO

(1) Unless otherwise noted, all results are for Q4 2019; all revenue growth rates are on a constant currency basis, year-over-year. Please refer to the MD&A section of the Q4 2019 6K for more details. (2) EBITDA, Recurring Net Income/Recurring EPS are Non-GAAP measures. For more information, see Glossary page. (3) Recurring Earnings and Recurring EPS attributable to Owners of the Parent Company. (4) Reported Net Income and Earnings per Share (EPS) include the impact of non-cash foreign exchange gains/losses on intercompany balances. (5) We define Free Cash flow before interest and acquisitions as operating cashflow minus Capex payments and income tax expenses. (6) Includes IFRS 16 impact in Net Debt and Leverage. (7) Leverage ratio measures Net Debt level to EBITDA LTM

Brazil: Normalized profitability of 14.4% in Q4

US$ MM	Q4 2019	Q4 2018	CC Growth (%) (1)	FY 2019	FY 2018	CC Growth (%) (1)
Revenue	194.8	213.2	*-1.2%*	827.3	877.7	*2.1%*
Adjusted EBITDA(2)	29.8	29.5	*7.9%*	111.7	99.4	*21.1%*
Margin	15.3%	13.9%	*1.4 p.p.*	13.5%	11.3%	*2.2 p.p.*
Operating income/(loss)	(4.7)	4.1	*N.M*	(18.0)	1.4	*N.M*

Q4 2019

- Revenue down 1.2% YoY, reflecting impact of returned TEF programs
  - Multisector up 6.3% YoY and 2.8% QoQ, mainly from born-digital and healthcare clients
  - TEF revenue down 19.0%
- Normalized Adj. EBITDA margin (excluding extraordinary items and IFRS 16) expanded 50bps YoY to 14.4% due to higher margins with born-digital and healthcare clients

Full Year 2019

- Revenue growth of 2.1%
  - Multisector up 6.4%, representing 72.6% of total revenue (+290bps YoY), fueled by born-digital and healthcare clients
  - TEF revenues down 7.7%, reflecting programs returned mainly in Q4
- Normalized Adj. EBITDA margin of 11.1%, 20 bps below FY 2018, due to lower margin programs with telcos that impacted 1H19
  - Programs returned to clients in 2H19 expected to contribute ~100bps in Adjusted EBITDA margin in 2020

Revenue Mix – Q4 2019



24.4%
75.6%
TEF
Multisector

Revenue Mix – FY 2019



27.4%
72.6%
TEF
Multisector

(1) Unless otherwise noted, all results are for Q4 2019; all growth rates are on a constant currency basis and year-over-year.
(2) EBITDA and Adj. EBITDA are Non-GAAP measures. For more information, see Glossary page.

Americas: Multisector growth and expansion of normalized profitability

US$ MM	Q4 2019	Q4 2018	CC Growth (%)[1]	FY 2019	FY 2018	CC Growth (%)[1]
Revenue	167.0	150.6	*15.5%*	660.1	708.7	*2.8%*
Adjusted EBITDA[2]	(11.2)	6.7	*N.M.*	32.4	73.5	*-51.9%*
Margin	-6.7%	4.5%	*N.M.*	4.9%	10.4%	*-5.5 p.p.*
Operating income/(loss)	(16.7)	7.3	*N.M.*	(25.9)	13.9	*N.M*

Revenue Mix – Q4 2019


34.3%
65.7%
TEF
Multisector

Revenue Mix – FY 2019


36.8%
63.2%
TEF
Multisector

Q4 2019

- Revenue up 15.5% YoY on strong multisector expansion
  - Multisector up 27.3% YoY and 4.0% QoQ, driven by higher volumes, from both existing and new contracts, mostly in Mexico and Colombia
  - TEF revenue down 7.6% due to lower volumes in Peru and Chile
- Goodwill impairment of $30.9 million related to Argentina, due to economic crisis and hyperinflation
- Normalized Adj. EBITDA margin (excluding extraordinary items, IFRS 16 and impairment) expanded 40bps YoY to 9.0%, mainly due to new client programs in Colombia and Mexico

Full Year 2019

- Revenue growth of 2.8%
  - Multisector up 9.4%, representing 63.2% of total revenue (+470bps YoY), fueled mostly by new contracts from both existing and new customers in Colombia and Mexico
  - TEF revenues down 6.9% reflecting lower volumes with TEF, mainly in Peru and Chile throughout the year
- Normalized Adj. EBITDA margin of 8.9%, 110bps below FY 2018, due to lower TEF volumes in Peru and Chile and ramping up of new programs in Colombia and Mexico

(1) Unless otherwise noted, all results are for Q4 2019; all growth rates are on a constant currency basis and year-over-year.
(2) EBITDA and Adj. EBITDA are Non-GAAP measures. For more information, see Glossary page.

EMEA: Continued Multisector Revenue Growth

US$ MM	Q4 2019	Q4 2018	*CC Growth (%)* [(1)]	FY 2019	FY 2018	*CC Growth (%)* [(1)]
Revenue	57.4	59.8	*-1.1%*	232.8	240.9	*2.0%*
Adjusted EBITDA[(2)]	4.1	2.8	*49.5%*	21.8	19.5	*18.3%*
Margin	7.1%	4.7%	*2.5 p.p.*	9.4%	8.1%	*1.3 p.p.*
Operating income/(loss)	(22.3)	(1.4)		(22.2)	-	

Q4 2019

- Revenue down 1.1%
  - Multisector up 9.8% YoY and 7.0% QoQ, reflecting higher volumes from programs acquired throughout 2019 with existing customers
  - TEF revenue down 8.8%
- Normalized Adj. EBITDA margin (excluding extraordinary items and IFRS16) expanded 290bps to 7.6% due to strict control of indirect costs

Full Year 2019

- Revenue growth of 2.0%
  - Multisector up 10.3%, representing 43.1% of total revenue (+320bps YoY), reflecting higher volumes from programs acquired throughout 2019 with existing customers
  - TEF revenues down 3.5%
- Normalized Adj. EBITDA margin of 5.8%, 230bps below FY 2018, due to lower profitability in specific programs in 1H19 and lower volumes with TEF throughout year

Revenue Mix – Q4 2019


46.0%
54.0%
TEF
Multisector

Revenue Mix – FY 2019


43.1%
56.9%
TEF
Multisector

(1) Unless otherwise noted, all results are for Q4 2019; all growth rates are on a constant currency basis and year-over-year.
(2) EBITDA and Adj. EBITDA are Non-GAAP measures. For more information, see Glossary page.

Cashflow: Improved WC in Q4

Free Cash Flow (FCF) US$ MM	Q4 2019	Q4 2018	FY 2019	FY 2018
Net Cash flow from/(used in) operating activities	**49.3**	**43.8**	**46.4**	**81.2**
Add-Backs: Net Interest Paid	3.2	4.2	47.3	48.8
Add-Backs: Income Tax Paid	(2.0)	7.8	31.3	20.4
Operating Cash Flow [(1)]	**50.5**	**55.7**	**125.1**	**150.4**
Cash Capex [(2)]	(8.3)	(2.8)	(41.1)	(41.2)
Income Tax Paid	2.0	(7.8)	(31.3)	(20.4)
Free Cash Flow before Interest and Acquisitions	**44.2**	**45.2**	**52.7**	**88.8**
Acquisitions	0.0	0.0	(14.9)	0.0
Net Financial Expenses [(3)]	(3.2)	(4.2)	(47.3)	(48.8)
Free Cash Flow (FCF)	**41.0**	**41.0**	**(9.6)**	**40.0**

Q4 2019

- FCF of $41.0 million in Q4 on improved working capital
  - Historically positive seasonality
  - Collection recovery of the specific contract renegotiation noted in Q3 call
- Cash Capex totaled 2.0% of revenues
- Share buybacks: 1.3 million shares repurchased in Q4 for a total amount of $3.4 million

Full Year 2019

- FCF Before Int. and Acq. of $52.7 million in FY 2019
  - Impacted by lower EBITDA including Extraordinary Items related to transformation plan
- Cash Capex totaled 2.4% of revenues in FY 2019
  - Includes ~$20 million payment renegotiated with suppliers to 2020
  - Adjusting for carry-over, Cash Capex as % of Revenues was 3.6%, in line with provided guidance of 3.5%-4.5%
- Share buybacks: 4.4 million shares repurchased in 2019, for a total amount of $11.1 million
- New Buyback program approved for the next 12 months, beginning in March 2020, with the total amount of $30 million in shares

ATENTO

(1) We define Operating Cash flow as Net Cash flow from/(used in) operating activities (as per 6K) adding back net interest and income tax expenses.
(2) Does not consider acquisitions
(3) Interest payments related to the 2022 SSN are done every February and August, until Bond maturity in August 2022. Therefore, cash settlement of hedging instruments can impact Q1 and Q3 of each year

Healthy Balance Sheet and Financial Flexibility

US$MM	Maturity	Interest Rate	Outstanding Balance 4Q19
SSN [1] (USD)	2022	6.125%	501.9
BNDES (BRL)	2020 / 2022	TJLP + 2.0%	1.2
Other borrowings and Leases	2019	-	29.6
Gross Debt			532.7
IFRS 16			187.9
Gross Debt + IFRS 16			720.6
Cash and Cash Equivalents			124.7
Net Debt			595.9

- **Cash and Cash equivalents of $124.7 million**
  - Existing revolving credit facilities of ~$95 million (undrawn), implying liquidity of over $220 million
- **Net debt of $408.0 million ex IFRS 16**
  - Average debt maturity of 2.7 years with no relevant principal payment until Aug/2022
  - Average cost of debt (LTM): 7.0% p.a.
- **Net leverage of 3.9x under IFRS 16**
  - 2.6x excluding extraordinary items, impairment and effect of IFRS 16
- **Rating affirmed by Fitch and Moody's**
  - Fitch: BB (Outlook Stable)
  - Moody's: Ba3 (Outlook Stable)



Debt Payment Schedule
$mm (@ Current FX of Dec-19)
12.8
3.3
502.1
2020
2021
2022



Net Debt / EBITDA
$MM
1.8x
2.4x
2.4x
2.5x
2.6x
326
390
406
420
408
Q4-18
Q1-19
Q2-19
Q3-19
Q4-19
Net Debt
Net Debt / EBITDA

ATENTO

(1) Cross currency swaps covers 100% of interest until maturity in Aug/2022

Fiscal 2020 Guidance

Metric	Guidance 2020
Consolidated Revenue Growth (CCY)	Low Single Digit
EBITDA Margin Range (CCY) (1)	12% to 13%
Interest Expenses (2)	\$35MM to \$40MM
Cash Capex (% of Revenue)	4.0% to 4.5%

(1) EBITDA margin range includes the positive effects of IFRS 16
(2) Does not consider other financial expenses (ag.WHT) and IFRS 16 effects

Appendix

About Atento
Financial Reconciliations
Debt Information
Glossary

ATENTO

About Atento



Atento at a Glance

Company Overview

- Leading CRM BPO provider in Latin America and the fourth largest globally by revenue
- Long-standing relationships with blue-chip clients
- Superior pan-LatAm delivery platform
  - ~100 contact centers in 13 countries globally
  - ~151,000+ employees & 91,000+ workstations globally
- Unique people focus being the only CRM BPO company among the 25 best multinationals to work for and the only LatAm-based company[1]

Revenue Diversification Overview FY

Revenue by Vertical and Geography[2]



23.0%
41.1%
35.9%
Telco
Financial
Other Multisector



13.5%
48.1%
38.4%
Brazil
Americas
EMEA

Source: Company filings

(1) Awarded by the Great Place to Work Institute®

(2) As of Q3 2019

We have diversified our client base and value proposition to become a market leader and now setting foundations to lead the next generation of CX services

1999

Value Proposition

- TEF cost center
- Pure-play call center
- Limited geographic scope

Revenues ($Bn)



<0.5

Client Base



Non-TEF ~10%
TEF ~90%

Operational Platform

<20k Workstations

2014-2018

Value Proposition

- Public Company
- Diversified CRM solutions
- #1 player in Latin America

Revenues ($Bn)



1.8

Client Base



TEF 39%
Multisector 61%

Operational Platform

92k+ Workstations

2019+

✓ **We connect over 400 clients with over 500 million customers** across Latin America, Europe and USA

✓ **We lead Latin America Market with 16.7% of regional Market Share,** 7.2 p.p. more than the next market player

✓ We are the only CRM/BPO Company in the **25 World's Best Multinational Workplaces in 2019 ranking**

Long-Lasting, Blue-Chip Client Base

Highest client retention in the market, driven by excellence in service offering

Loyal Client Base With Best-In-Class Retention

Tech

Orbitz

Global Transportation & Ridesharing App

Samsung

Lenovo

Motorola

Global Technology & Phone Company

Other

Nestlé

Media Markt

McDonald's

interjet

Fiat

Unilever

ConectCar

Whirlpool

98.7% Client Retention[1]

10+ year relationship with ~60% of clients

5+ year relationship with 80% of clients[2]

Financial Services

BancoEstado

Santander

HSBC

Itaú

Bradesco

Telcos

Telefónica

SKY

vtr

Claro

oi

Sources: Company filings

(1) Client retention is based on an average of the last three years

(2) As of 2016; length of relationship statistic excludes Telefónica

We Are The Only Scale Provider of Differentiated CRM BPO Solutions in LatAm

Uniquely Positioned to Capture Digital Growth

We Provide Differentiated End-To-End Customized Solutions



Omni-Channel
Customized Solutions
Data & Analytics
Vertical Expertise
Customer Experience

- ✓ Relevant role in the client's value chain with higher specialization and customization
- ✓ Fully integrated with client's tools and processes
- ✓ Intelligence and tools developed and provided by Atento
- ✓ Strong momentum with leading, tech-enabled, global digital customers

The Only Platform to Serve Large Clients Across LatAm

2018 LatAm CRM BPO market share (%) – 16.7%



Mexico
19.9%(1)
Colombia
7.4%(1)
Brazil
28.1%
Peru
27.9%(1)
Chile
29.1%
Argentina
21.5%
Atento #1 position
Atento #4 position

Sources: Frost & Sullivan, Gartner

(1) Represents local market share (defined as revenues generated and invoiced in the country with local clients)

Shareholders Structure

Post IPO on Oct 2014

Bain Capital	62,660,015
Free-float	10,959,496
Total Shares	73,619,511


15.2%
84.8%
Bain Capital
Free-float

Post Secondary Offering on Nov 2017

Bain Capital	48,520,671
Free-float	25,388,385
Total Shares	73,909,056


34.4%
65.6%
Bain Capital
Free-float

As of December 31, 2019

Bain Capital	48,520,671
Free-float	21,354,029
Treasury Shares	5,531,657
Total Shares	75,406,357


7.3%
28.3%
64.3%
Bain Capital
Free-float
Treasury Shares

Appendix

Adjustments to EBITDA by Quarter

	Fiscal 2016					Fiscal 2017					Fiscal 2018					Fiscal 2019				
($ in millions)	**Q1**	**Q2**	**Q3[1]**	**Q4[1]**	**FY**	**Q1**	**Q2**	**Q3[1]**	**Q4[1]**	**FY[4]**	**Q1**	**Q2**	**Q3**	**Q4[1]**	**FY[4]**	**Q1**	**Q2**	**Q3**	**Q4[1]**	**FY[4]**
Profit/(loss) for the period	**(4.4)**	**(7.8)**	**(0.5)**	**16.7**	**3.4**	**9.0**	**(3.7)**	**(10.1)**	**(8.9)**	**(13.6)**	**(1.7)**	**4.0**	**3.1**	**15.0**	**20.5**	**(45.6)**	**(6.6)**	**1.3**	**(29.6)**	**(80.7)**
Net finance expense	19.5	28.2	22.3	37.7	107.8	12.0	19.1	37.7	24.7	93.5	19.6	21.9	18.3	(4.2)	55.6	17.3	19.1	13.8	6.9	57.1
Income tax expense	1.0	0.6	2.6	1.1	5.2	3.8	7.3	(2.8)	4.3	12.5	5.5	(0.5)	3.8	4.6	13.4	(2.9)	(3.1)	2.3	2.0	36.2
Write-off of deferred tax assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	37.8	-	-	-	-
Depreciation and amortization	21.4	25.1	25.0	25.4	97.3	25.4	23.4	29.6	26.0	104.4	26.3	23.6	21.8	23.6	95.2	35.3	33.2	30.8	41.4	140.8
EBITDA (non-GAAP) (unaudited)	**37.5**	**46.1**	**49.4**	**80.9**	**213.7**	**50.2**	**46.1**	**54.4**	**46.1**	**196.9**	**49.8**	**49.1**	**46.9**	**39.0**	**184.8**	**42.0**	**42.6**	**48.1**	**20.7**	**153.4**
Acquisition and integration related costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Restructuring costs	6.2	6.7	6.2	14.7	33.7	3.4	5.5	1.3	6.5	16.8	-	-	-	-	-	-	-	-	-	-
Site relocation costs	5.7	0.2	0.7	2.8	9.3	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Financing and IPO fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Contingent Value Instrument	-	-	-	(41.7)	(41.7)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Asset impairments and Others	(0.4)	1.2	4.2	1.9	6.9	-	0.9	4.0	2.5	7.3	-	-	-	-	-	-	-	-	-	-
Adjusted EBITDA (non-GAAP) (unaudited)	**49.0**	**54.2**	**60.5**	**58.6**	**221.9**	**53.6**	**52.5**	**59.7**	**55.1**	**221.0**	**49.8**	**49.1**	**46.9**	**39.0**	**184.8**	**42.0**	**42.6**	**48.1**	**20.7**	**153.4**
Adjusted EBITDA Margins	**11.8%**	**12.1%**	**13.6%**	**13.3%**	**12.6%**	**11.5%**	**11.1%**	**11.9%**	**11.5%**	**11.5%**	**10.1%**	**10.4%**	**10.9%**	**9.2%**	**10.2%**	**9.6%**	**9.6%**	**11.5%**	**5.0%**	**9.0%**

(1) Information excludes the effect of Morocco business, which was divested in September, 2016.

(2) Additional detailed information can be found on the 4Q18 6K form of the Company on the topics related to Reconciliation of EBITDA and Adjusted EBITDA.

IFRS 16 Effect

Income Statement Effect

Strong Effect on EBITDA

	IFRS 16: Effect (FY 2019)
Revenue	
EBITDA	**58.1**
Depreciation & Amortization	(49.3)
Operating Profit	**8.8**
Finance costs	(17.5)
(Loss)/profit before income tax	**(8.7)**
Income tax expense	0.4
(Loss)/profit after income tax	**(8.3)**

Net Debt and Leverage Effect

Leverage from 4.3x to 3.9x

US$MM	Maturity	Interest Rate	Outstanding Balance 4Q19
SSN [1] (USD)	2022	6.125%	501.9
BNDES (BRL)	2020 / 2022	TJLP + 2.0%	1.2
Other borrowings and Leases	2019	-	29.6
Gross Debt			532.7
IFRS 16			187.9
Gross Debt + IFRS 16			720.6
Cash and Cash Equivalents			124.7
Net Debt			595.9

(1) Does not consider other financial expenses (ag.WHT)

Add-Backs to Net Income by Quarter

($ in millions, except percentage changes)	Fiscal 2016					Fiscal 2017					Fiscal 2018					Fiscal 2019				
	Q1	Q2	Q3[1]	Q4[1]	FY[1]	Q1	Q2	Q3[1]	Q4[1]	FY[1]	Q1	Q2	Q3	Q4[1]	FY[1]	Q1	Q2	Q3	Q4[1]	FY[1]
Profit/(Loss) attributable to equity holders of the parent	**(4.4)**	**(7.8)**	**(0.5)**	**16.7**	**3.4**	**9.0**	**(3.7)**	**(10.1)**	**(8.9)**	**(13.6)**	**(1.7)**	**4.0**	**3.1**	**15.0**	**20.5**	**(45.6)**	**(6.6)**	**1.3**	**(29.6)**	**(80.7)**
Acquisition and integration related Costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Amortization of Acquisition related Intangible assets	5.4	6.2	6.5	6.3	24.2	6.8	4.3	5.7	5.6	22.4	5.7	5.3	5.1	5.1	21.2	5.1	5.0	4.9	5.5	20.6
Restructuring Costs	6.2	6.7	6.2	14.7	33.7	3.4	5.5	1.3	6.5	16.8	-	-	-	-	-	-	-	-	-	
Sponsor management fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
Site relocation costs	5.7	0.2	0.7	2.8	9.3	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
Financing and IPO fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
PECs interest expense	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
Asset impairments and Others	(0.4)	1.2	4.2	1.9	6.9	-	0.9	4.0	2.5	7.3	-	-	-	-	-	-	-	-	-	
DTA adjustment in Spain	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
Net foreign exchange gain on financial instruments	(0.5)	(0.2)	0.1	(0.1)	(0.7)	-	0.3	2.4	(2.9)	(0.2)	3.1	(9.0)	5.9	-	0.0	-	-	-	-	
Net foreign exchange impacts	3.0	9.2	2.5	5.8	21.1	(3.3)	4.3	3.2	19.3	23.4	2.8	19.0	9.3	(2.3)	28.8	1.6	1.4	(2.3)	8.4	9.1
Contingent Value Instrument	-	-	-	(26.2)	(26.2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
Financial Non Recurring	-	-	-	-	- -	-	-	17.7	-	17.7	-	-	-	-	-	-	-	-	-	
Depreciation Non Recurring	-	-	-	-	- -	-	-	2.8	-	2.8	-	-	-	-	-	-	-	-	-	
Tax effect	(5.3)	(6.0)	(5.1)	(8.1)	(23.5)	(3.4)	(2.0)	(7.4)	(5.2)	(18.2)	(2.4)	(3.7)	(4.6)	(1.6)	(11.3)	33.2	(6.6)	(1.0)	2.2	27.7
Other	-	-	-	-	- -	-	-	-	-	-	-	-	-	-	-	0.6	-	(0.6)	-	
Adjusted Earnings (non-GAAP) (unaudited)	**9.7**	**9.5**	**14.60**	**13.80**	**48.20**	**12.5**	**9.6**	**19.6**	**16.9**	**58.4**	**7.5**	**15.1**	**15.7**	**16.2**	**59.1**	**(5.1)**	**(6.8)**	**2.3**	**(13.5)**	**(23.3)**
Adjusted Basic Earnings per share (in U.S. dollars) (*) (unaudited)	**0.13**	**0.13**	**0.20**	**0.19**	**0.65**	**0.17**	**0.13**	**0.27**	**0.23**	**0.79**	**0.10**	**0.20**	**0.25**	**0.22**	**0.80**	**(0.07)**	**(0.09)**	**0.03**	**(0.19)**	**(0.32)**
Adjusted Earnings attributable to Owners of the parent (non-GAAP) (unaudited)	**-**	**-**	**14.50**	**-**	**-**	**12.5**	**9.4**	**17.6**	**15.9**	**55.2**	**7.8**	**14.3**	**18.4**	**15.7**	**57.2**	**(5.5)**	**(7.0)**	**2.3**	**(13.5)**	**(23.9)**
Adjusted basic Earnings per share attributable to Owners of the parent (in U.S. dollars) (**) (unaudited)	**-**	**-**	**0.20**	**-**	**-**	**0.17**	**0.13**	**0.24**	**0.21**	**0.75**	**0.10**	**0.19**	**0.25**	**0.21**	**0.77**	**(0.07)**	**(0.09)**	**0.03**	**(0.19)**	**(0.32)**

(1) Information excludes the effect of Morocco business, which was divested in September, 2016.

(2) Additional detailed information can be found on the 4Q18 6K form of the Company on the topics related to Reconciliation of Adjusted Earnings to Profit/(loss).

Effective Tax Rate

($ in millions, except percentage changes)	Fiscal 2016	Fiscal 2017	Fiscal 2018	Fiscal 2019	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Q3 2019	Q4 2019
Profit/(loss) before tax[1]	**8.6**	**(1.0)**	**33.9**	**(44.5)**	**3.9**	**3.6**	**6.9**	**19.6**	**(10.6)**	**(9.7)**	**3.5**	**(27.6)**
(+) Total Add-backs to Net Income (excluding tax effect)	**68.3**	**90.2**	**50.0**	**29.7**	**11.5**	**15.3**	**20.3**	**2.8**	**7.3**	**6.5**	**2.0**	**13.9**
Acquisition and integration related Costs	-	-	-		-	-	-	-	-	-	-	
Amortization of Acquisition related Intangible assets	24.2	22.4	21.2	20.6	5.7	5.3	5.1	5.1	5.1	5.0	4.9	5.5
Restructuring Costs	33.7	16.8	-		-	-	-	-	-	-	-	
Site relocation costs	9.3	-	-		-	-	-	-	-	-	-	
Financing and IPO fees	-	-	-		-	-	-	-	-	-	-	
Asset impairments and Others	6.9	7.3	-		-	-	-	-	-	-	-	
DTA adjustment in Spain	-	-	-		-	-	-	-	-	-	-	
Net foreign exchange gain on financial instruments	(0.7)	(0.2)	0.0	-	3.1	(9.0)	5.9	-	-	-	-	
Net foreign exchange impacts	21.1	23.4	28.8	9.1	2.8	19.0	9.3	(2.3)	1.6	1.4	(2.3)	8.4
Contingent Value Instrument	(26.2)	-	-		-	-	-		-	-	-	
Financial Non Recurring	-	17.7	-		-	-	-	-	-	-	-	
Depreciation Non Recurring	-	2.8	-		-	-	-	-	-	-	-	
Other	-	-	-	-	-	-	-	-	0.6	-	(0.6)	-
= Recurring Profit/(loss) before tax (non-GAAP) (unaudited)	**76.9**	**89.2**	**83.9**	**(14.8)**	**15.4**	**18.9**	**27.2**	**22.4**	**(3.3)**	**(3.2)**	**5.5**	**(13.7)**
(-) Recurring Tax	**(28.7)**	**(30.7)**	**(24.7)**	**(8.5)**	**(7.9)**	**(3.2)**	**(8.4)**	**(6.2)**	**(1.8)**	**(3.5)**	**(3.3)**	**0.1**
Income tax expense (reported)	(5.2)	(12.5)	(13.4)	(36.2)	(5.5)	0.5	(3.8)	(4.6)	(35.0)	3.1	(2.3)	(2.0)
Tax effect (non-recurring)	(23.5)	(18.2)	(11.3)	27.7	(2.4)	(3.7)	(4.6)	(1.6)	33.2	(6.6)	(1.0)	2.2
= Adjusted Earnings (non-GAAP) (unaudited)	**48.2**	**58.4**	**59.2**	**(23.2)**	**7.5**	**15.7**	**18.7**	**16.2**	**(5.1)**	**(6.8)**	**2.2**	**(13.5)**
Recurring ETR	**37.3%**	**34.5%**	**30.5%**	**57.4%**	**51.3%**	**17.7%**	**31.1%**	**31.4%**	**53.6%**	**108.8%**	**60.3%**	**0.8%**

(1) Profit/(loss) before income tax from continuing operations

FX Rates

FX Assumptions	Average Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Average Q1 2018	Q2 2018	Q3 2018	Q4 2018	FY 2018	Average Q1 2019	Q2 2019	Q3 2019	Q4 2019	FY 2019
Euro (EUR)	0.94	0.91	0.85	0.85	0.89	0.81	0.84	0.86	0.88	0.85	0.88	0.89	0.90	0.90	0.89
Brazilian Real (BRL)	3.14	3.21	3.16	3.25	3.19	3.25	3.60	3.96	3.81	3.65	3.77	3.92	3.97	4.12	3.94
Mexican Peso (MXN)	20.32	18.56	17.82	18.98	18.92	18.71	19.42	18.98	19.85	19.24	19.20	19.12	19.44	19.25	19.25
Colombian Peso (COP)	2,922.44	2,919.17	2,976.69	2,986.81	2,951.28	2,858.33	2,838.34	2,961.69	3,162.98	2,955.34	3,135.29	3,240.94	3,340.81	3,408.36	3,281.35
Chilean Peso (CLP)	655.29	663.92	642.76	633.48	648.86	601.97	620.73	663.19	679.62	641.38	667.01	683.69	705.50	754.86	702.77
Peruvian Soles (PEN)	3.29	3.26	3.25	3.25	3.26	3.24	3.26	3.29	3.36	3.29	3.32	3.32	3.34	3.36	3.34
Argentinean Peso (ARS)	15.67	15.73	17.28	17.56	16.56	19.71	23.55	32.09	37.12	28.12	39.05	43.91	50.56	59.38	48.22

Revenue Mix by Service Type

	Fiscal 2016					Fiscal 2017					Fiscal 2018					Fiscal 2019				
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
Customer Service	49.6%	49.7%	50.2%	47.8%	49.0%	50.2%	51.7%	48.2%	47.7%	48.4%	51.1%	51.8%	50.6%	50.3%	50.7%	51.7%	52.0%	53.0%	54.6%	52.8%
Sales	16.4%	16.3%	15.3%	17.2%	16.6%	16.3%	18.8%	17.2%	17.6%	16.8%	18.1%	18.0%	18.3%	18.5%	17.7%	17.0%	16.9%	16.9%	15.6%	16.6%
Collection	10.2%	10.0%	9.4%	10.0%	10.1%	9.5%	8.6%	8.1%	7.9%	8.8%	7.3%	7.5%	8.2%	8.8%	8.2%	7.9%	7.8%	7.4%	7.1%	7.5%
Back Office	10.5%	10.1%	11.2%	11.7%	10.8%	11.2%	8.3%	13.7%	13.8%	12.9%	12.0%	12.2%	13.1%	12.5%	12.9%	12.8%	12.3%	12.8%	13.0%	12.7%
Technical Support	9.6%	9.4%	9.6%	9.2%	9.4%	8.7%	9.0%	8.4%	8.7%	9.1%	7.7%	6.9%	6.3%	6.3%	6.9%	6.7%	7.1%	6.2%	5.9%	6.4%
Others	3.7%	4.5%	4.3%	4.1%	4.1%	4.1%	3.6%	4.4%	4.3%	4.0%	3.8%	3.7%	3.5%	3.6%	3.6%	3.9%	3.9%	3.7%	3.8%	4.0%
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**

Number of Workstations and Delivery Centers

	Number of Work Stations		Number of Service Delivery Centers [1]	
	Q4 2019	Q4 2018	Q4 2019	Q4 2018
Brazil	**49,486**	**49,185**	**33**	**34**
Americas	**37,765**	**37,610**	**48**	**52**
Argentina [2]	4,363	4,455	12	12
Central America [3]	2,319	2,424	3	4
Chile	2,595	2,948	4	4
Colombia	9,006	8,477	9	10
Mexico	9,800	9,384	14	15
Peru	8,479	8,569	3	4
United States [4]	1,203	1,353	3	3
EMEA	**5,321**	**5,476**	**15**	**15**
Spain	5,321	5,476	15	15
Total	**92,572**	**92,271**	**96**	**101**

Notes:
(1) Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.
(2) Includes Uruguay.
(3) Includes Guatemala and El Salvador.
(4) Includes Puerto Rico.

Glossary of Terms

- Adjusted EBITDA – EBITDA adjusted to exclude the acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees and other items which are not related to our core results of operations.

- Adjusted EBITDA margin – Adjusted EBITDA excluding special items/operating revenue.

- Adjusted net income (loss) – net loss which excludes corporate transaction costs, asset dispositions, asset impairments, the revaluation of our derivatives and foreign exchange gain (loss), and net income or loss attributable to non-controlling interests and debt extinguishment.

- Operating Cash Flow: Net Cash flow from/(used in) operating activities (as per 6K) adding back net interest and income tax expense.

- Free cash flow before interest and acquisitions – We define Free Cash flow before interest and acquisitions as operating cashflow minus Capex payments and income tax expense.

- Liquidity – cash and cash equivalents and undrawn revolving credit facilities.